FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated July 17, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 16, 2020

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 16, 2020

1.           Date, Time and Place: Meeting held on July 16, 2020 at 3:00 p.m., by video conference.

2.           Summons and Presence: The call notice requirement was waived in view of the presence of all members of the Company's Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flávia Buarque de Almeida (“Mrs. Flávia Almeida”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”), Mrs. Flávia Maria Bittencourt (“Mrs. Flávia Bittencourt”) and Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”).

3.           Presiding Board: Chairman: Mr. Pedro Pullen Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.           Agenda: (i) to approve the offer to repurchase any and all of the outstanding: (a) 5.875% Senior Notes issued by the Company and due 2022 (“2022 Notes”), (b) 2.750% Senior Notes issued by the Company due 2022 (“Euro Notes”), (c) 3.95% Senior Notes issued by the Company due 2023 (“2023 Notes”); (d) 4.75% Senior Notes issued by the Company due 2024 (“2024 Notes”); and (e) 4.350% Senior Notes issued by its wholly-owned subsidiary BRF GmbH, and guaranteed by the Company due 2026 (“2026 Notes” and, together with the 2022 Notes, the Euro Notes, the 2023 Notes and the 2024 Notes, jointly referred to as “Existing Notes”), conditioned on the total tender amount paid to the holders of the Existing Notes not exceeding three hundred million U.S. dollars (US$300,000,000.00) (“Tender Offers”); (ii) to approve and authorize the Company, by means of its legal representatives, to execute any and all documents necessary and take any and all measures required for the implementation of the Tender Offers, as provided in item (i) above, including, but not limited to, hiring all of the service providers that are integral to the implementation of the Tender Offers; and (iii) to ratify all acts already taken by the legal representatives of the Company under the context of the Tender Offers related to items (i) and (ii) above.

5.           Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. After examination of the agenda of the meeting, the following matters were discussed and the following resolutions were adopted: all members of the Board of Directors present at the meeting approved (i) the authorization for the implementation of the Tender Offers and execution of all necessary documents for such purpose, including the Dealer Manager Agreement with the underwriter of the Tender Offers; (ii) the authorization for the Company, by means of its officers and other legal representatives, as the case may be, to execute any and all documents necessary and take any and all measures required for the implementation of the Tender Offers, as provided in item (i) above, including, but not limited to, hiring all of the service providers that are integral to the implementation of the Tender Offers; and (iii) the ratification of all acts already taken by the legal representatives of the Company under the context of the Tender Offers related to items (i) and (ii) above.

#52355306v2<TEXT> - 2020.07.15 Ata RECA - Tender Offer (eng)

Minutes of the Extraordinary Meeting of the Board of Directors of the BRF S.A. held on July 16, 2020

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 16, 2020

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company's head office.

7.           Closure: With no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book No. 8, pages 02 to 04, of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors.

São Paulo, July 16, 2020

_____________________________________

Carlos Eduardo de Castro Neves

Secretary

#52355306v2<TEXT> - 2020.07.15 Ata RECA - Tender Offer (eng)

Minutes of the Extraordinary Meeting of the Board of Directors of the BRF S.A. held on July 16, 2020